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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Response)
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Barakett , Timothy R. (Last) (First) (Middle)		Champps Entertainment, Inc. (NASDAQ: CMPP)

	c/o Atticus Capital, L.L.C. 152 West 57th Street, 45th Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Year)
			September 12, 2002 and September 13, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, New York 10019 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Mo/Day/Year)	2a.	Deemed Execution Date, If any, (Mo/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value per share ("Common Stock")		9/12/2002				P			4,300	A	$9.01				I		See Note 1

			9/12/2002				P			8,500	A	$9.25				I		See Note 1

			9/13/2002				P			12,100	A	$10.01		3,389,852		I		See Note 1

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Mo/Day/Year)	3.A	Deemed Execution Date, if any (Mo/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V			(A)	(D)

	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Note 1: The Reporting Person is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Common Stock owned by the Funds and the Accounts except to the extent, if any, of his pecuniary interest therein.

/s/ Timothy R. Barakett	September 13, 2002
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.